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CORRECTIONS CORPORATION                                             NEWS RELEASE
OF AMERICA
                                                Contact:   Peggy Wilson Lawrence
                                                                  (615) 292-3100


                       CCA ACQUIRES CONCEPT INCORPORATED

NASHVILLE, Tenn., April 26, 1995 - Corrections Corporation of America (NYSE:CXC) announced today it has acquired Concept Incorporated, the third largest company in the corrections industry, in a stock-for-stock transaction worth $40 million. The purchase of the privately held company expands CCA to 36 facilities and 21,487 beds under contract.
         In the agreement finalized yesterday, shareholders of Concept Incorporated received 1,362,496 shares of restricted CCA common stock, and the company became a wholly-owned subsidiary of CCA. The purchase is being accounted for as a pooling-of-interests.
         Concept Incorporated had assets of $9.6 million at December 31, and net income for the 1994 year of $763,803 on revenues of $23.3 million.
         "We pursued the acquisition because of the exceptional compatibility between Concept and CCA," said Chairman and CEO Doctor R. Crants. "Their focus on quality operations and customer service mirrors CCA's philosophy, and the markets they serve conform closely with our own."
         Concept Incorporated currently manages six secure facilities: four for the state of Texas, one in Alabama and one for the Bureau of Prisons in Arizona, totaling 2,926 beds. Two other Concept Incorporated facilities in Texas with a combined 1,500 beds are scheduled to open during the summer of 1995.
         "This transaction is an exciting achievement. It dramatically increases both our revenue base and our market share," Crants continued, "and the economies of scale we except to realize





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should expand profitability in future years.  We believe the strength of the combined companies will substantially extend CCA's competitive advantage in our rapidly growing marketplace."
         Concept Incorporated, founded in 1986 and headquartered in Louisville, Ken., employs approximately 855 people. Plans call for Concept's facilities to continue operating with existing management and staff. By September 30 corporate functions will be consolidated in Nashville and duplicate expenses eliminated.
         CCA will release its first quarter earnings report tomorrow, April 27. Results will reflect CCA and its subsidiaries before the pooling of Concept Incorporated. Combined and restated financials to include Concept Incorporated will begin with the second quarter report in late July.
         CCA provides detention and corrections services for governmental agencies. The company is the industry leader in private-sector corrections with 21,487 beds in 36 facilities under contract in nine U.S. states, Puerto Rico, Australia and the United Kingdom. CCA's full range of services includes finance, design, construction, renovation and management of new or existing jails and prisons, as well as long-distance transportation of inmates.